UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13D-1(A)

AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13D-2(a)

(Amendment No. 4)*

D.R. Horton, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

2331A 10 9

(CUSIP Number)

Thomas B. Montano

Vice President, Corporate & Securities Counsel

301 Commerce Street, Suite 500

Fort Worth, Texas 76102

(817) 390-8200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 18, 2015

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 5 pages)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13D/A
CUSIP No. 23331A 10 9		Page 2 of 5 Pages

1	NAME OF REPORTING PERSON Donald R. Horton
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) Not Applicable
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 25,842,537
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 25,842,537
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,842,537
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.0%*
14	TYPE OF REPORTING PERSON (see instructions) IN

*	The percentage was calculated based on 367,786,438 shares of common stock outstanding as of August 18, 2015, plus 1,200,000 shares that Mr. Horton could acquire by the vesting of restricted stock units or exercise of stock options on or within 60 days after August 18, 2015.

13D/A
CUSIP No. 23331A 10 9		Page 3 of 5 Pages

This Amendment No. 4 (this “Amendment”) amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on February 16, 1999, as amended and supplemented by Amendment No. 1 filed with the Commission on January 11, 2001, Amendment No. 2 filed with the Commission on October 23, 2001 and Amendment No. 3 filed with the Commission on February 25, 2002.

Item 1.	Identity and Background.

Item 1(c) is hereby amended and restated in its entirety as follows:

(c)	Address of Issuer’s Principal Executive Offices: 301 Commerce Street, Suite 500, Fort Worth, Texas 76102

Item 2.	Identity and Background.

Item 2 (b), (c), (d) and (e) are hereby amended and restated in their entirety as follows:

(b)	Business Address: 301 Commerce Street, Suite 500, Fort Worth, Texas 76102

(c)	Present Principal Occupation: Chairman of the Board of Directors of D.R. Horton, Inc., 301 Commerce Street, Suite 500, Fort Worth, Texas 76102

(d)	Conviction in a Criminal Proceeding in the Last Five Years: None.

(e)	Securities Law Order in a Civil Proceeding in the Last Five Years: None.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

At August 18, 2015:

(a)	Amount Beneficially Owned: 25,842,537

Percent of Class: 7.0%

The percentage was calculated based on 367,786,438 shares of common stock outstanding as of August 18, 2015, plus 1,200,000 shares that Mr. Horton could acquire by the vesting of restricted stock units or exercise of stock options on or within 60 days after August 18, 2015.

(b)	Number of shares as to which Mr. Horton has:

(i)	Sole power to vote or to direct the vote: 25,842,537

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or direct the disposition of: 25,842,537

(iv)	Shared power to dispose or direct the disposition of: 0

13D/A
CUSIP No. 23331A 10 9		Page 4 of 5 Pages

(c)	On August 18, 2015, Mr. Horton sold 2,000,000 shares of common stock of the Issuer on the open market for a weighted average selling price of $31.7479 per share. On August 19, 2015, Mr. Horton sold 860,000 shares of common stock of the Issuer on the open market for a weighted average selling price of $32.0746 per share.

(d)	Not applicable.

(e)	Not applicable.

13D/A
CUSIP No. 23331A 10 9		Page 5 of 5 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 10, 2015

/s/ Donald R. Horton
(Signature)

Donald R. Horton, Chairman of the Board
(Name and Title)